UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

PropertyGuru Group Limited
(Name of Issuer)

Ordinary shares, par value of $0.0001 per share
(Title of Class of Securities)

G7258M 108
(CUSIP Number)

August 31, 2022
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Bridgetown 2 LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 8,945,965 (1)
	6	Shared Voting Power 6,900,000 (1)
	7	Sole Dispositive Power 8,945,965 (1)
	8	Shared Dispositive Power 6,900,000 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 15,845,965 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 9.4%. (2)
12	Type of Reporting Person OO
____________
(1)          Includes (i) 2,465,965 ordinary shares of the Issuer, $0.0001 par value (“Ordinary Shares”) held by Bridgetown 2 LLC, (ii) 6,480,000 warrants to purchase Ordinary Shares on a one-for-one basis (“Private Placement Warrants”) and (iii) 3,650,000 Ordinary Shares held by FWD Life Insurance Public Company Limited and 3,250,000 Ordinary Shares held by FWD Life Insurance Company Limited. Each of FWD Life Insurance Public Company Limited and FWD Life Insurance Company Limited may be deemed to be an affiliate of Bridgetown 2 LLC.

(2)          The percentage of class of securities beneficially owned by the reporting person and the voting power represented thereby are based on (i) a total of 161,210,560 issued and outstanding Ordinary Shares, based on the Issuer’s Form 20-F filed with the SEC on May 2, 2022;  and (ii) the number of Ordinary Shares issuable upon the exercise of warrants held by the reporting person.

1	Name of Reporting Person Li Tzar Kai, Richard (“Richard Li”)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 15,845,965 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 15,845,965 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 15,845,965 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 9.4%. (2)
12	Type of Reporting Person IN
____________
(1)          Includes (i) 2,465,965 Ordinary Shares held by Bridgetown 2 LLC, (ii) 6,480,000 Private Placement Warrants and (ii) 3,650,000 Ordinary Shares held by FWD Life Insurance Public Company Limited and 3,250,000 Ordinary Shares held by FWD Life Insurance Company Limited. Each of FWD Life Insurance Public Company Limited and FWD Life Insurance Company Limited may be deemed to be an affiliate of Bridgetown 2 LLC.

(2)          The percentage of class of securities beneficially owned by the reporting person and the voting power represented thereby are based on (i) a total of 161,210,560 issued and outstanding Ordinary Shares, based on the Issuer’s Form 20-F filed with the SEC on May 2, 2022; and (ii) the number of Ordinary Shares issuable upon the exercise of warrants indirectly held by the reporting person.

1	Name of Reporting Person FWD Life Insurance Public Company Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Thailand
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 3,650,000
	6	Shared Voting Power 0
	7	Sole Dispositive Power 3,650,000
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,650,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 2.3%. (1)
12	Type of Reporting Person OO
____________

(1)          The percentage of class of securities beneficially owned by the reporting person and the voting power represented thereby are based on a total of 161,210,560 issued and outstanding Ordinary Shares, based on the Issuer’s Form 20-F filed with the SEC on May 2, 2022.

1	Name of Reporting Person FWD Life Insurance Company Limited (formerly known as FWD Fuji Life Insurance Company Limited)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Japan
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 3,250,000
	6	Shared Voting Power 0
	7	Sole Dispositive Power 3,250,000
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,250,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 2.0%. (1)
12	Type of Reporting Person OO
____________

(1)          The percentage of class of securities beneficially owned by the reporting person and the voting power represented thereby are based on a total of 161,210,560 issued and outstanding Ordinary Shares, based on the Issuer’s Form 20-F filed with the SEC on May 2, 2022.

Item 1(a).	Name of Issuer:
PropertyGuru Group Limited
Item 1(b).	Address of Issuer’s Principal Executive Offices:
Paya Lebar Quarter 1
Paya Lebar Link
#12-01/04
Singapore 408533
Item 2(a).	Name of Person Filing:
(i) Bridgetown 2 LLC
(ii) Richard Li, indirect owner of the sole member of Bridgetown 2 LLC and indirect majority owner of each of FWD Life Insurance Public Company Limited (“FWD Life”) and FWD Life Insurance Company Limited (“FWD Japan”)
(iii) FWD Life Insurance Public Company Limited
(iv) FWD Life Insurance Company Limited (formerly known as FWD Fuji Life Insurance Company Limited)
Item 2(b).	Address of Principal Business Office, or, if none, Residence:
The address of the principal business and principal office of each of Bridgetown 2 LLC and Richard Li is c/o 38/F Champion Tower, 3 Garden Road, Central, Hong Kong. The address of the principal business and principal office of FWD Life is14th, 16th, 26th - 29th Floor, 130-132 Sindhorn Building Tower 3, Wireless Road, Lumpini, Pathumwan, Bangkok 10330, Thailand. The address of the principal business and principal office of FWD Japan is 2-2-5 Nihonbashi-Honcho, Chuo-ku, Tokyo, Japan.
Item 2(c).	Citizenship:
Bridgetown 2 LLC is a Cayman Islands limited liability company. Mr. Li is a citizen of Canada. FWD Life is a Thai public limited company. FWD Japan is a Japanese joint stock company.
Item 2(d).	Title of Class of Securities:
Ordinary shares, par value $0.0001 per share, of the Issuer.
Item 2(e).	CUSIP No.:
G7258M 108
Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d -2(b) or (c), check whether the persons filing is a:
Not applicable
Item 4.	Ownership:
The following information with respect to the ownership of the ordinary shares of the Issuer by each of the reporting persons is provided as of August 31, 2022:

	Amount beneficially owned	Percent of class(1)	Sole power to vote or direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Bridgetown 2 LLC	15,845,965 (2)	9.4%	8,945,965 (2)	6,900,000 (2)	8,945,965 (2)	6,900,000 (2)
Richard Li	15,845,965 (3)	9.4%	0 (3)	15,845,965 (3)	0	15,845,965 (3)
FWD Life Insurance Public Company Limited	3,650,000	2.3%	3,650,000	0	3,650,000	0
FWD Life Insurance Company Limited	3,250,000	2.0%	3,250,000	0	3,250,000	0
_____________________________________________
(1)
The percentage of class of securities beneficially owned by the reporting person and the voting power represented thereby are based on (i) a total of 161,210,560 issued and outstanding Ordinary Shares, based on the Issuer’s Form 20-F filed with the SEC on May 2, 2022; and (ii) the number of Ordinary Shares issuable upon the exercise of warrants held by such reporting person, if any (but not the number of Ordinary Shares issuable upon the exercise of warrants held by any other person).

(2)
Represents (i) 2,465,965 Ordinary Shares held by Bridgetown 2 LLC, (ii) 6,480,000 Private Placement Warrants and (ii) 3,650,000 Ordinary Shares held by FWD Life Insurance Public Company Limited and 3,250,000 Ordinary Shares held by FWD Life Insurance Company Limited. Each of FWD Life Insurance Public Company Limited and FWD Life Insurance Company Limited may be deemed to be an affiliate of Bridgetown 2 LLC.

(3)
Represents (i) 2,465,965 Ordinary Shares held by Bridgetown 2 LLC, (ii) 6,480,000 Private Placement Warrants and (ii) 3,650,000 Ordinary Shares held by FWD Life Insurance Public Company Limited and 3,250,000 Ordinary Shares held by FWD Life Insurance Company Limited. Each of FWD Life Insurance Public Company Limited and FWD Life Insurance Company Limited may be deemed to be an affiliate of Bridgetown 2 LLC.

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable
Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not applicable
Item 8.	Identification and Classification of Members of the Group:
Not applicable
Item 9.	Notice of Dissolution of Group:
Not applicable
Item 10.	Certifications:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer or the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

LIST OF EXHIBITS
Exhibit 99.1 — Joint Filing Agreement

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 31, 2022

BRIDGETOWN 2 LLC

By:	/s/ Daniel Wong
Name:	Daniel Wong
Title:	Manager

Li Tzar Kai, Richard

By:	/s/ Li Tzar Kai, Richard

FWD LIFE INSURANCE PUBLIC COMPANY LIMITED

By:	/s/ David John Korunic
Name:	David John Korunic
Title:	Authorized Signatory

FWD LIFE INSURANCE COMPANY LIMITED

By:	/s/ Hideki Yamagishi
Name:	Hideki Yamagishi
Title:	Authorized Signatory